June 21, 2007

Mail Stop 4561

Mr. Edwin W. Hortman, Jr.
President, Chief Executive Officer, and Director
Ameris Bancorp
24 2nd Avenue, S.E.
Moultrie, Georgia 31768

Re: **Ameris Bancorp**
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 13, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File Number: 001-13901

Dear Mr. Hortman:

We have reviewed your responses to our comment letter dated May 18, 2007 and have the following comment.

Form 10-K, filed March 13, 2007

Results of Operations, page 30

Allowance and Provision for Loan Losses, page 34

1. We note your response and proposed revisions to your future filings as a result of comments one and two from our letter dated May 18, 2007. Please provide us with a comprehensive response, including quantitative and qualitative information, as deemed necessary, to address the following:

   - you state in response to comment one that you do not manage the reserve with an unallocated component related to levels of imprecision in your allowance for loan loss calculation and have agreed to revise the disclosures in your future filings accordingly. However, in both your current and revised tabular presentation of the allocation of the allowance for loan losses you present an unallocated allowance. Please specifically tell us your accounting policy as it relates to your allowance for loan loss methodology to reconcile this apparent inconsistency;

- you state in response to comment two that your current filings are considered to be correct and accurately portray your methodology with respect to the December 31, 2006 allowance allocation. However, your revised tabular presentation for 2006 included in your response is materially different from that included in your 10-K. Please clearly explain the reasons for each of the changes in your loan category allocations for 2006 and for each period presented;

- you state in response to comment two that in preparation of your 2006 financial statements, it became apparent that past calculations underestimated the portion of the allowance allocable to real estate loans due to significant growth in your construction and commercial loan portfolios. As a result of material changes made to your allocation of loan losses for each period presented, please tell us how you determined your allowance for loan loss methodology is in accordance with the FFIEC's 2001 Policy Statement (available at http://www.occ.treas.gov/fr/fedregister/66fr35629.htm). Additionally, please tell us how you determined your allowance for loan losses are appropriate for all periods presented;

- please tell us if you have had any communications, either oral or written, with the FDIC related to your allowance for loan loss methodology, the determination of the allocation of the allowance for loan losses amongst your loan categories, the disclosures in your filing, and the proposed changes you intend to make in future filings as a result of our comments, as applicable. If so, please tell us in detail the extent, timing, and resolution of these communications; and

- you state in response to comment two that because of time constraints and the breadth of data to be reviewed and recalculated, you were unable to correct prior periods before the filing on your 10-K. Please tell us how you considered the impact of this inaction and the apparent incorrect disclosures on both the effectiveness of your disclosure controls and internal controls over financial reporting.

Please file an amendment to your Form 10-K for the year ended December 31, 2006 and other relevant prior filings or provide us with a comprehensive response detailing the reasons why an amendment to your filing is not necessary.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding this comment.

Sincerely,

John P. Nolan
Accounting Branch Chief